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                       Filed By: Jupiter Media Metrix, Inc. pursuant to Rule 425
                       under the Securities Act of 1933, as amended, and
                       deemed filed pursuant to Rule 14a-12 under the
                       Securities Exchange Act of 1934, as amended.

                       Subject Company: Jupiter Media Metrix, Inc.
                       Commission File No: 000-25943


FOR IMMEDIATE RELEASE
NetRatings, Inc.                 Investors: Jennifer Cohn         (650) 470-4226
                                 Media: Jennifer Fan              (408) 941-2951
Jupiter Media Metrix, Inc.       Susan Hickey                     (917) 534-6479




         NETRATINGS AND JUPITER MEDIA METRIX MODIFY TERMS OF ACQUISITION
                AGREEMENT TO ALLOW PATENT LITIGATION TO PROCEED



MILPITAS, CALIF. AND NEW YORK, NY-- January 18, 2002--NetRatings, Inc. (Nasdaq:
NTRT) and Jupiter Media Metrix, Inc. (Nasdaq: JMXI) jointly announced today that they have modified certain terms of the merger agreement pertaining to the pending acquisition of Jupiter Media Metrix by NetRatings. On December 7, 2001 the companies received a request for additional information (commonly known as a "second request") from the Federal Trade Commission, the U.S. governmental entity responsible for antitrust review of the acquisition. In light of the time required to comply with the second request and so that NetRatings and Jupiter Media Metrix can preserve their respective positions in the patent litigation, the two companies have agreed to permit the patent litigation between them, which had been put on hold as part of their merger agreement dated October 25, 2001, to proceed.

The companies are continuing to work diligently to respond to the request for additional information in a timeframe that would permit the completion of the transaction prior to March 31, 2002. The waiting period applicable to the pending acquisition under the U.S. Hart-Scott-Rodino Antitrust Improvements Act will expire, unless terminated earlier by the FTC, 30 days after substantial compliance with the request for additional information. The lawsuit will terminate upon the closing of the merger.

ABOUT NETRATINGS, INC.
NetRatings, Inc. (WWW.NETRATINGS.COM) is a leading provider of Internet audience measurement information and analysis. Its technology driven products and services enable customers to make informed business-critical decisions regarding their Internet media and commerce strategies. NetRatings has strategic relationships with both Nielsen Media Research, the leading source of television audience measurement and related services in the U.S. and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries. Worldwide, NetRatings services measure the Internet experiences of more than 233,000 Internet users in 29 countries.

ABOUT JUPITER MEDIA METRIX
Jupiter Media Metrix is the global leader in Internet and new technology analysis and measurement. The Company delivers innovative and comprehensive Internet measurement, analysis and events to provide businesses with unmatched global resources for understanding and profiting from the Internet. Jupiter Media Metrix brings together world-class, innovative and market-leading products, services, research
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methodologies and people. Jupiter Media Metrix services include Media Metrix,
AdRelevance, Jupiter Research and Site Measurement. The Company is headquartered in New York City.




CAUTION REQUIRED BY CERTAIN SEC RULES
In connection with the NetRatings/Jupiter Media Metrix transaction, on November 21, 2001, NetRatings filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. The preliminary prospectus also constitutes Jupiter Media Metrix' preliminary proxy statement for the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.
Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders and in the registration statement on Form S-4 referred to in the preceding paragraph, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

SAFE HARBOR STATEMENT
This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

         o Risks associated with the conditions to the closing of the Jupiter Media transaction and the possibility that these conditions might not be

         o Risks associated with the successful integration of the acquired business and the realization of the anticipated benefits of the transaction

         o Risks associated with the rapidly evolving market for the Company's products

         o The increasing competitive market for Internet audience measurement and analytical services

         o Risks related to the growth of online advertising
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         o The combined company's ability to manage international expansion and significant growth in the future

         o The combined company's dependence on ACNielsen in connection with international operations in the event that the ACNielsen eRatings.com transaction is not completed

         o Uncertainties about future costs of building and maintaining our audience measurement panels

Additional information about potential factors that may affect NetRatings' business and financial results is included in its annual report on Form 10K for the year ended December 31, 2000 and its quarterly report on form 10Q for the three month period ended September 30, 2001 including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Our Performance." Additional information about potential factors that may affect NetRatings' and the combined company's business and financial results is included in the registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders filed by NetRatings on November 21, 2001 including, without limitation under the caption "Risk Factors". Each of these documents is on file with the SEC and is available free of charge, in the manner described above. NetRatings does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of NetRatings.

For additional information about the risks that may affect Jupiter Media Metrix' future business and financial results, refer to the company's Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, the company's quarterly reports on Form 10-Q and the registration statement on Form S-4 referred to in the preceding paragraph that are filed with the SEC. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of Jupiter Media Metrix, whether as a result of new information, future events or otherwise.